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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

JA Solar Holdings Co., Ltd.
(Name of the Issuer)

JA Solar Holdings Co., Ltd.
Mr. Baofang Jin
Jinglong Group Co., Ltd.
JASO Top Holdings Limited
JASO Holdings Limited
JASO Parent Limited
JASO Acquisition Limited
Mr. Chin Tien HUANG
Ms. Chi Fung WONG
Ms. Pak Wai WONG
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share
American Depositary Shares, each representing five Ordinary Shares
(Title of Class of Securities)

001-33290
(CUSIP Number)

JA Solar Holdings Co., Ltd. Building No. 8, Noble Center, Automobile Museum East Road, Fengtai, Beijing 100070 People's Republic of China Telephone: +86 10 63611888	Mr. Baofang Jin
Jinglong Group Co., Ltd.
JASO Top Holdings Limited
JASO Holdings Limited
JASO Parent Limited
JASO Acquisition Limited
Building No. 8, Noble Center, Automobile Museum
East Road,
Fengtai, Beijing 100070
People's Republic of China
Telephone: +86 10 63611999
Mr. Chin Tien HUANG Ms. Pak Wai WONG Room A, 43/F, BLK 8, the Wings 9 Tong Yin Street, Tseung Kwan O New Territory, Hong Kong Tel: +852 23899506
Ms. Chi Fung WONG Room A, 43/F, BLK 13, Central Heights 9 Tong Tak Street, Tseung Kwan O New Territory, Hong Kong Tel: +852 23899506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Fang Xue Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Beijing 100025 People's Republic of China Telephone: +86 10 6502 8500	Peter Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People's Republic of China Telephone: +86 10 6535 5577

This statement is filed in connection with (check the appropriate box):

a
☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b
☐ The filing of a registration statement under the Securities Act of 1933.

c
☐ A tender offer

d
☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

US$268,198,833	US$33,391

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $1.51 for 176,890,210 issued and outstanding ordinary shares of the issuer (including shares represented by American depositary shares) subject to the transaction, plus (b) the product of 651,110 RSUs of the issuer subject to the transaction multiplied by $1.51 per RSU, plus (c) the product of 796,000 shares issuable under all outstanding options with per share exercise lower than US$1.51 multiplied by US$0.14 per share (which is the difference between the $1.51 per share merger consideration and the weighted average exercise price of US$1.37 per share of such options) ((a), (b), and (c) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2018, was calculated by multiplying the Transaction Valuation by 0.0001245.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

i

INTRODUCTION

                This Amendment No. 2 (this "Amendment") to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) JA Solar Holdings Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value US$0.0001 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by American depositary shares (each, an "ADS," and together, the "ADSs"), each representing five Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Baofang Jin, the chairman of the board of directors and chief executive officer of the Company; (c) Jinglong Group Co., Ltd., a British Virgin Islands company (" Jinglong"); (d) JASO Top Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (" JASO Top"); (e) JASO Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Holdco"); (f) JASO Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and a wholly owned subsidiary of Holdco ("Parent"); (g) JASO Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and a wholly owned subsidiary of Parent ("Merger Sub"); (h) Mr. Chin Tien HUANG; (i) Ms. Pak Wai WONG; and (j) Ms. Chi Fung WONG. This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

                On November 17, 2017, Holdco, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the "Merger Agreement") providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company (the "Surviving Corporation") after the Merger as a wholly owned subsidiary of Parent (the "Merger").

                Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), (i) each of the Shares issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$1.51 in cash, without interest, and (ii) each of the ADSs issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$7.55 in cash without interest, except for (x) 61,036,142 Shares held by Jinglong, Mr. Chin Tien HUANG, Ms. Pak Wai WONG, and Ms. Chi Fung WONG (collectively, the "Rollover Shareholders"), which will be cancelled and cease to exist without payment of consideration as contemplated by and in accordance with the Support Agreement entered into between Holdco and the Rollover Shareholders (the "Support Agreement"), and (y) Shares held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the "Dissenting Shares"), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

                In addition to the foregoing, at or immediately prior to the Effective Time, each option (each, a "Company Option") to purchase Shares granted under the Company's 2006 stock incentive plan, dated as of August 18, 2006, and the Company's 2014 stock incentive plan, dated as of June 30, 2014, and all amendments and modifications thereto (collectively, the "Share Incentive Plan"), whether or not vested or exercisable, that is outstanding and unexercised, will be cancelled and (i) converted into the right of each holder of such Company Option (other than the Rollover Shareholders) to receive cash, net of any applicable withholding taxes, in the amount equal to the product of (x) the excess, if any, of US$1.51 over the exercise price of such Company Option and (y) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such Company Option in full immediately prior to the Effective Time, and (ii) all Company Options held by the Rollover Shareholders, if any, shall be treated as set forth in the Support Agreement (as defined below).

                At or immediately prior to the Effective Time, each restricted share of the Company granted under the Share Incentive Plan (each a "Restricted Share") and each restricted share unit granted under the Share Incentive Plan (each, an "RSU"), in each case that is then outstanding and unexercised, will be cancelled and converted into the right of the holder of such Restricted Share and/or RSU to receive cash, without interest and net of any applicable withholding taxes, in the amount equal to US$1.51.

                The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the "Plan of Merger") and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including the Merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting held in accordance with its memorandum and articles of association. Pursuant to the Support Agreement, the Rollover Shareholders have agreed to vote all of the Shares beneficially owned by them in favor of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, which Shares represent approximately 25.7% of the total number of votes represented by the Company's issued and outstanding Shares. A vote by a majority of the Shares held by unaffiliated holders is not required to approve the Merger Agreement, the Plan of Merger, or the Transactions, including the Merger.

                The Company will make available to its shareholders a proxy statement (the "Proxy Statement," a copy of which is attached as Exhibit (a)-(1) to this Amendment), relating to the extraordinary general meeting of the Company's shareholders, at which the Company's shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement.

                The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

                All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1    Summary of Term Sheet

                The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

Item 2    Subject Company Information

(a)
Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"SUMMARY TERM SHEET—The Parties Involved in the Merger"

(b)
Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"THE EXTRAORDINARY GENERAL MEETING—Record Date; Shares Entitled to Vote"

•
THE EXTRAORDINARY GENERAL MEETING—Procedures for Voting"

•
"SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY"

(c)
Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"MARKET PRICE OF THE COMPANY'S ADSs, DIVIDENDS AND OTHER MATTERS"

(d)
Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"MARKET PRICE OF THE COMPANY'S ADSs, DIVIDENDS AND OTHER MATTERS"

(e)
Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"TRANSACTIONS IN SHARES AND ADSs—Prior Public Offerings"

(f)
Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"TRANSACTIONS IN SHARES AND ADSs"

Item 3    Identity and Background of Filing Persons

(a)
Name and Address. JA Solar Holdings Co., Ltd. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—The Parties Involved in the Merger"

•
"ANNEX H—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

(b)
Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—The Parties Involved in the Merger"

•
"ANNEX H—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

(c)
Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—The Parties Involved in the Merger"

  •
  "ANNEX H—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

Item 4    Terms of the Transaction

(a)
-(1)     Material Terms—Tender Offers. Not applicable.

(a)
-(2)     Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET"

•
"QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

•
"SPECIAL FACTORS—Background of the Merger"

•
"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"SPECIAL FACTORS—Purposes of and Reasons for the Merger"

•
"SPECIAL FACTORS—Support Agreement"

•
"SPECIAL FACTORS"—Limited Guarantee

•
"SPECIAL FACTORS"—Financing of the Merger-Equity Financing

•
"SPECIAL FACTORS—Interests of Certain Persons in the Merger"

•
"SPECIAL FACTORS—Federal Income Tax Consequences"

•
"SPECIAL FACTORS—PRC Income Tax Consequences"

•
"SPECIAL FACTORS—Cayman Islands Tax Consequences"

•
"THE EXTRAORDINARY GENERAL MEETING"

•
"THE MERGER AGREEMENT"

•
"ANNEX A—AGREEMENT AND PLAN OF MERGER"

•
"ANNEX B—PLAN OF MERGER"

(c)
Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SPECIAL FACTORS—Interests of Certain Persons in the Merger"

•
"THE EXTRAORDINARY GENERAL MEETING—Proposals to be Considered at the Extraordinary General Meeting"

•
"THE MERGER AGREEMENT"

•
"ANNEX A—AGREEMENT AND PLAN OF MERGER"

•
"ANNEX B—PLAN OF MERGER"

(d)
Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Dissenters' Rights of Shareholders"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "DISSENTERS' RIGHTS"

  •
  "ANNEX G—CAYMAN ISLANDS COMPANIES LAW CAP. 22 (LAW 3 OF 1961, AS CONSOLIDATED AND REVISED)—SECTION 238"

(e)
Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS"

(f)
Eligibility of Listing or Trading. Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

(a)
Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SPECIAL FACTORS—Interests of Certain Persons in the Merger"

•
"SPECIAL FACTORS—Related Party Transactions"

•
"TRANSACTIONS IN SHARES AND ADSs"

(b)
Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SPECIAL FACTORS—Background of the Merger"

•
"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"SPECIAL FACTORS—Purposes of and Reasons for the Merger"

•
"SPECIAL FACTORS—Interests of Certain Persons in the Merger"

•
"THE MERGER AGREEMENT"

•
"ANNEX A—AGREEMENT AND PLAN OF MERGER"

•
"ANNEX B—PLAN OF MERGER"

(c)
Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet"

•
"SPECIAL FACTORS—Background of the Merger"

•
"SPECIAL FACTORS—Interests of Certain Persons in the Merger"

•
"THE MERGER AGREEMENT"

•
"ANNEX A—AGREEMENT AND PLAN OF MERGER"

•
"ANNEX B—PLAN OF MERGER"

(e)
Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Financing of the Merger"

  •
  "SUMMARY TERM SHEET—Plans for the Company after the Merger"

  •
  "SUMMARY TERM SHEET—Support Agreement"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

  •
  "SPECIAL FACTORS—Plans for the Company after the Merger"

  •
  "SPECIAL FACTORS—Support Agreement"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SPECIAL FACTORS—Voting by the Buyer Group at the Extraordinary General Meeting"

  •
  "THE MERGER AGREEMENT"

  •
  "TRANSACTIONS IN SHARES AND ADSs"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

Item 6    Purposes of the Transaction and Plans or Proposals

(b)
Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET"

•
"QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

•
"SPECIAL FACTORS—Purposes of and Reasons for the Merger"

•
"SPECIAL FACTORS—Effects of the Merger on the Company"

•
"THE MERGER AGREEMENT"

•
"ANNEX A—AGREEMENT AND PLAN OF MERGER"

•
"ANNEX B—PLAN OF MERGER"

(c)
(1)-(8)  Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—The Merger Agreement"

•
"SUMMARY TERM SHEET—Purposes and Effects of the Merger"

•
"SUMMARY TERM SHEET—Plans for the Company after the Merger"

•
"SUMMARY TERM SHEET—Financing of the Merger"

•
"SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

•
"SPECIAL FACTORS—Background of the Merger"

•
"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"SPECIAL FACTORS—Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Effects of the Merger on the Company"

  •
  "SPECIAL FACTORS—Plans for the Company after the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

Item 7    Purposes, Alternatives, Reasons and Effects

(a)
Purposes.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Purposes and Effects of the Merger"

•
"SUMMARY TERM SHEET—Plans for the Company after the Merger"

•
"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"SPECIAL FACTORS—Purposes of and Reasons for the Merger"

(b)
Alternatives.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SPECIAL FACTORS—Background of the Merger"

•
"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

•
"SPECIAL FACTORS—Purposes of and Reasons for the Merger"

•
"SPECIAL FACTORS—Alternatives to the Merger"

•
"SPECIAL FACTORS—Effects on the Company if the Merger is not Completed"

(c)
Reasons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Purposes and Effects of the Merger"

•
"SPECIAL FACTORS—Background of the Merger"

•
"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

•
"SPECIAL FACTORS—Purposes of and Reasons for the Merger"

•
"SPECIAL FACTORS—Effects of the Merger on the Company"

(d)
Effects.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Purposes and Effects of the Merger"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Effects of the Merger on the Company"

  •
  "SPECIAL FACTORS—Plans for the Company after the Merger"

  •
  "SPECIAL FACTORS—Effects on the Company if the Merger is not Completed"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SPECIAL FACTORS—U.S. Federal Income Tax Consequences"

  •
  "SPECIAL FACTORS—PRC Income Tax Consequences"

  •
  "SPECIAL FACTORS—Cayman Islands Tax Consequences"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

Item 8    Fairness of the Transaction

(a)
-(b)    Fairness; Factors Considered in Determining Fairness.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Recommendation of the Special Committee and the Board"

•
"SUMMARY TERM SHEET—Position of the Buyer Group as to the Fairness of the Merger"

•
"SUMMARY TERM SHEET—Opinion of the Special Committee's Financial Advisor"

•
"SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

•
"SPECIAL FACTORS—Background of the Merger"

•
"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

•
"SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

•
"SPECIAL FACTORS—Interests of Certain Persons in the Merger"

•
"ANNEX F—OPINION OF HOULIHAN LOKEY (CHINA) LIMITED AS FINANCIAL ADVISOR"

(c)
Approval of Security Holders.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger"

•
"QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "THE EXTRAORDINARY GENERAL MEETING—Vote Required"

(d)
Unaffiliated Representative.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SPECIAL FACTORS—Background of the Merger"

•
"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

•
"ANNEX F—OPINION OF HOULIHAN LOKEY (CHINA) LIMITED AS FINANCIAL ADVISOR"

(e)
Approval of Directors.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Recommendation of the Special Committee and the Board"

•
"QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

•
"SPECIAL FACTORS—Background of the Merger"

•
"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

(f)
Other Offers.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SPECIAL FACTORS—Background of the Merger"

•
"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

Item 9    Reports, Opinions, Appraisals and Negotiations

(a)
Report, Opinion or Appraisal.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Opinion of the Special Committee's Financial Advisor"

•
"SPECIAL FACTORS—Background of the Merger"

•
"SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

•
"ANNEX F—OPINION OF HOULIHAN LOKEY (CHINA) LIMITED AS FINANCIAL ADVISOR"

(b)
Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SPECIAL FACTORS—Opinions of the Special Committee's Financial Advisor"

•
"ANNEX F—OPINION OF HOULIHAN LOKEY (CHINA) LIMITED AS FINANCIAL ADVISOR"

(c)
Availability of Documents.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"WHERE YOU CAN FIND MORE INFORMATION"

                The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

(a)
Source of Funds.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Financing of the Merger"

•
"SPECIAL FACTORS—Financing of the Merger"

•
"THE MERGER AGREEMENT"

•
"ANNEX A—AGREEMENT AND PLAN OF MERGER"

•
"ANNEX B—PLAN OF MERGER"

(b)
Conditions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Financing of the Merger"

•
"SPECIAL FACTORS—Financing of the Merger"

(c)
Expenses.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"SPECIAL FACTORS—Fees and Expenses"

(d)
Borrowed Funds.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Financing of the Merger"

•
"SPECIAL FACTORS—Financing of the Merger"

•
"THE MERGER AGREEMENT—Financing"

Item 11    Interest in Securities of the Subject Company

(a)
Securities Ownership.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

•
"SPECIAL FACTORS—Interests of Certain Persons in the Merger"

•
"SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY"

(b)
Securities Transactions.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"TRANSACTIONS IN SHARES AND ADSs"

Item 12    The Solicitation or Recommendation

(d)
Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

•
"SUMMARY TERM SHEET—Support Agreement"

•
"SPECIAL FACTORS—Support Agreement"

•
"QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

•
"SPECIAL FACTORS—Voting by the Buyer Group at the Extraordinary General Meeting"

•
"THE EXTRAORDINARY GENERAL MEETING—Vote Required"

•
"SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY"

(e)
Recommendations of Others.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—Recommendation of the Special Committee and the Board"

•
"SUMMARY TERM SHEET—Position of the Buyer Group as to the Fairness of the Merger"

•
"SUMMARY TERM SHEET—Support Agreement"

•
"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

•
"SPECIAL FACTORS—Support Agreement"

•
"THE EXTRAORDINARY GENERAL MEETING—Our Board's Recommendation"

Item 13    Financial Statements

(a)
Financial Information.    The audited financial statements of the Company for the two years ended December 31, 2015 and 2016 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2016, originally filed on April 26, 2017 (see page F-1 and following pages).

                The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "FINANCIAL INFORMATION"

  •
  "WHERE YOU CAN FIND MORE INFORMATION"

(b)
Pro Forma Information.    Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitation or Recommendations.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•
"THE EXTRAORDINARY GENERAL MEETING—Solicitation of Proxies"

(b)
Employees and Corporate Assets.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•
"SUMMARY TERM SHEET—The Parties Involved in the Merger"

•
"SPECIAL FACTORS—Interests of Certain Persons in the Merger"

•
"ANNEX H—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

Item 15    Additional Information

(b)
Other Material Information.    The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

(a)-(1)	Proxy Statement of the Company dated February 1, 2018 (the "Proxy Statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex I to the Proxy Statement.
(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex J the Proxy Statement.
(a)-(5)	Press Release issued by the Company, dated November 20, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2017.
(b)-(1)
Debt Commitment Letter, by CSI Finance Limited, Credit Suisse AG, Singapore Branch, Dong Yin Development (Holdings) Limited and SPDB International (Hong Kong) Limited in favor of JASO Acquisition Limited, dated as of November 17, 2017, incorporated herein by reference to Exhibit 7.05 to the Amendment No. 7 to the Schedule 13D filed by Jinglong Group Co., Ltd., Mr. Baofang JIN, Mr. Chin Tien HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG on November 21, 2017.
(b)-(2)
Commitment Letter, by Abax Asian Structured Credit Fund II, LP in favor of JASO Top Holdings Limited, dated as of November 17, 2017, incorporated herein by reference to Exhibit 7.06 to the Amendment No. 7 to the Schedule 13D filed by Jinglong Group Co., Ltd., Mr. Baofang JIN, Mr. Chin Tien HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG on November 21, 2017.
(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated November 16, 2017, incorporated herein by reference to Annex F to the Proxy Statement.
(c)-(2)	*Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated November 16, 2017.

(d)-(1)	Agreement and Plan of Merger, dated as of November 17, 2017, by and among the Company, Holdco, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)
Support Agreement, dated as of November 17, 2017, by and between Holdco, Mr. Chin Tien HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG, incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(3)	Limited Guarantee, dated as of November 17, 2017, by and between Jinglong and the Company, incorporated herein by reference to Annex D to the Proxy Statement.
(d)-(4)	Equity Commitment Letter, dated as of November 17, 2017, by and between Jinglong, JASO Top, and Holdco, incorporated herein by reference to Annex E to the Proxy Statement.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the Proxy Statement.
(g)	Not applicable.

*
Previously filed on January 11, 2018.

SIGNATURES

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2018

JA Solar Holdings Co., Ltd.
By	/s/ SHAOHUA JIA
	Name:	Shaohua Jia
	Title:	Director
Mr. Baofang Jin
/s/ BAOFANG JIN
Jinglong Group Co., Ltd.
By	/s/ BAOFANG JIN
	Name:	Baofang Jin
	Title:	Director
JASO Top Holdings Limited
By	/s/ BAOFANG JIN
	Name:	Baofang Jin
	Title:	Director
JASO Holdings Limited
By	/s/ BAOFANG JIN
	Name:	Baofang Jin
	Title:	Director
JASO Parent Limited
By	/s/ BAOFANG JIN
	Name:	Baofang Jin
	Title:	Director
JASO Acquisition Limited
By	/s/ BAOFANG JIN
	Name:	Baofang Jin
	Title:	Director

[Signature Page to JA Solar SC 13e 3 Amendment No. 2]

Mr. Chin Tien Huang
/s/ CHIN TIEN HUANG
Ms. Chi Fung WONG
/s/ CHI FUNG WONG
Ms. Pak Wai WONG
/s/ PAK WAI WONG

[Signature Page to JA Solar SC 13e 3 Amendment No. 2]

EXHIBIT INDEX

(a)-(1)	Proxy Statement of the Company dated February 1, 2018 (the "Proxy Statement").

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex I to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex J the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated November 20, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2017.

(b)-(1)	Debt Commitment Letter, by CSI Finance Limited, Credit Suisse AG, Singapore Branch, Dong Yin Development (Holdings) Limited and SPDB International (Hong Kong) Limited in favor of JASO Acquisition Limited, dated as of November 17, 2017, incorporated herein by reference to Exhibit 7.05 to the Amendment No. 7 to the Schedule 13D filed by Jinglong Group Co., Ltd., Mr. Baofang JIN, Mr. Chin Tien HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG on November 21, 2017.

(b)-(2)	Commitment Letter, by Abax Asian Structured Credit Fund II, LP in favor of JASO Top Holdings Limited, dated as of November 17, 2017, incorporated herein by reference to Exhibit 7.06 to the Amendment No. 7 to the Schedule 13D filed by Jinglong Group Co., Ltd., Mr. Baofang JIN, Mr. Chin Tien HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG on November 21, 2017.

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated November 16, 2017, incorporated herein by reference to Annex F to the Proxy Statement.

(c)-(2)	*Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated November 16, 2017.

(d)-(1)	Agreement and Plan of Merger, dated as of November 17, 2017, by and among the Company, Holdco, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Support Agreement, dated as of November 17, 2017, by and between Holdco, Mr. Chin Tien HUANG, Ms. Chi Fung WONG, and Ms. Pak Wai WONG, incorporated herein by reference to Annex C to the Proxy Statement.

(d)-(3)	Limited Guarantee, dated as of November 17, 2017, by and between Jinglong and the Company, incorporated herein by reference to Annex D to the Proxy Statement.

(d)-(4)	Equity Commitment Letter, dated as of November 17, 2017, by and between Jinglong, JASO Top, and Holdco, incorporated herein by reference to Annex E to the Proxy Statement.

(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the Proxy Statement.

(g)	Not applicable.

*
Previously filed on January 11, 2018.